Lightspeed POS Inc. to Participate in Upcoming Virtual Investor Conferences

MONTREAL, November 16, 2020 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the “Company”) (NYSE and TSX: LSPD), a leading provider of omnichannel commerce platforms, today announced its participation in the following technology and growth-oriented investor conferences. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation times on the Investor Relations website at investors.lightspeedhq.com. Details for each event are as follows (all times listed in ET):

RBC Global TIMT Conference
Date: Tuesday, November 17, 2020
Time: 4:00pm

J.P. Morgan Ultimate Services Investor Conference
Date: Thursday, November 19, 2020
Time: 11:10am

Credit Suisse Technology Conference
Date: Wednesday, December 2, 2020
Time: TBA

Barclays TMT Conference
Date: Wednesday, December 9, 2020
Time: TBA

About Lightspeed
Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable, and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality, and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments, and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where their communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

For more information, please visit: www.lightspeedhq.com

On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Contacts:

Brandon Nussey
Chief Financial Officer

Gus Papageorgiou
investorrelations@lightspeedhq.com